Rimrock Gold Corp.
3651 Lindell Rd. Suite #D155
Las Vegas, NV 89103

June 5, 2014

<u>VIA EMAIL</u>
Division of Corporation Finance
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: **Rimrock Gold Corp.**
Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2013
Filed April 11, 2014
File No. 333-149552

To the Office of the Chief Accountant:

Rimrock Gold Corp. ("Rimrock", the "Company", "we", "us" or "our") hereby transmits our waiver request in response to the letter received by us from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated April 11, 2014, and as discussed with a member of the Staff on May 22, 2013, regarding the above referenced filing. As noted in the letter, effective March 6, 2014, our previous auditor, DNTW Toronto LLP, is no longer registered with the PCAOB, and on May 20, 2014 the Securities and Exchange Commission ("SEC") denied the two partners of DNTW, Bryce and Spence Walker, the privilege of appearing or practicing before the SEC as accountants. Therefore, we may not include audit reports or consents issued by DNTW Toronto LLP in our filings. The Staff has instructed the Company to have a firm that is registered with the PCAOB re-audit your financial statements for the fiscal year ended August 31, 2012 and for the period June 5, 2003 (inception) to August 31, 2012 and amend the filing again once the financial statements are re-audited by a new registered firm.

We hereby submit this request that the Commission waive the requirement that: (1) the Company's prior filing of our financial statements for the year ended August 31, 2012 and (2) the Company's prior filing of our financial statements for the period June 5, 2003 (inception) to August 31, 2012 be audited and amended for our Form 10-K for the fiscal year ended August 31, 2013 (the "2013 Annual Report") and for all future filings. We request that the financial statements for the year ended August 31, 2012 and the period June 5, 2003 (inception) to August 31, 2012 be deemed and accepted as unaudited and delete any reference to our prior auditor, DNTW Toronto LLP as an independent registered public accounting firm, since DNTW Toronto LLP is no longer registered with the PCAOB, and it is impracticable and involves undue hardship and expense to re-audit the fiscal year ended August 31, 2012 and for the period ended June 5, 2003 to August 31, 2012.

The Company submits that, as soon as practicable, it shall amend our 2013 Annual Report to label the financial statements for the year ended August 31, 2012 and for the period June 5, 2003 (inception) to August 31, 2012 to disclose as unaudited.

Thank you very much for your consideration. Should you require any further information please contact me. Otherwise, I look forward to a favorable response to our waiver request.

Very truly yours,

/s/ Jordan Starkman

Jordan Starkman
President and Secretary